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                                                   Rule 424(b)(3)
                                                   Registration No. 333-82305
                                                   Registration No. 333-82305-01

Prospectus Supplement dated February 18, 2000
(To Prospectus Dated October 14, 1999, as supplemented on October 28 and November 12, 1999)

                              CompleTel Europe N.V.
                       14% Senior Discount Notes due 2009

265 Million Senior Secured Credit Facility

     On January 6, 2000 we executed a 265 million senior secured credit facility. The borrowers are CompleTel ECC B.V., our principal French operating companies, CompleTel S.A.S. and CompleTel Services S.A.S., and our German operating company, CompleTel GmbH.

Use of proceeds

     The credit facility requires us to use the proceeds from the facility to develop our business in seven markets in France, Paris, Lyon, Marseille, Lille, Toulouse, Grenoble and Nice, and four markets in Germany, Berlin, Munich, Nuremberg and Essen, although we may substitute up to two cities upon certain conditions. However, under our current business plan, we intend to use the proceeds of this offering to complete the deployment of and to operate our networks in those 11 markets and we intend to use the facility proceeds to develop our business in additional markets. We may need to obtain a waiver from the credit facility banks to implement our business plan.

Availability tests

     The facility consists of a term loan facility in the amount of 105 million, available to be drawn up to December 31, 2000 and repayable beginning 2003, and a revolving loan facility in the amount of 160 million, available to be drawn from May 31, 2000, to December 31, 2002. After December 31, 2002, outstanding advances up to 141 million under the revolving loan facility will be converted into a term loan, and other outstanding advances will become part of a 19 million working capital facility.

     The availability of the term loan facility is subject to a number of conditions, including:

     .    the delivery of a business plan satisfactory to the arrangers;
     . injecting the euro equivalent of approximately $181 million of net proceeds from a combination of existing and new equity contributions, subordinated shareholder loans, and the proceeds of the high yield notes, into our French and German subsidiaries and having spent the euro equivalent of at least $175 million, consistent with an approved business plan, on French and German network deployment in the target markets;
     .    the perfection of the security interests; and
     . the satisfaction of the business plan in all material respects, including full satisfaction of revenue, EBITDA and MAN deployment targets.

     The amount outstanding under the facility cannot exceed certain limits that increase with time such that the entire 165 million may not be advanced prior to June 30, 2002. The availability of credit under the facility is subject to other conditions, including requirements that our subsidiaries have commercially launched networks in designated cities in France and Germany and that we satisfy a debt to capital test.

     The availability of credit under the revolving credit facility is contingent on satisfaction of a number of conditions, including:

     .    we have fully utilized the term loan facility;
     .    we have satisfied the conditions for drawing on the term loan facility;
     . we have commercially launched our network in 11 cities in France and Germany;
     .    we meet a revenue test; and
     . depending on the period, we satisfy a debt-to-capital, debt-to-revenue, or senior-debt leverage ratio.

Interest rates

     The facility bears interest at a variable rate commencing at EURIBOR plus a margin and costs, with a final maturity date of December 31, 2006. The applicable margin will be a maximum of 3.75% for the term loan facility
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and 3.00% for the revolving loan facility, each subject to downward adjustment based on senior debt leverage ratio tests.

Security; guarantee

     The facility is guaranteed by our subsidiaries and the facility is secured by, among other things, all of our subsidiaries, as well as a number of the guarantors' present and future material assets and revenues, and by a pledge of the stock of each of the borrowers, as well as a number of the guarantors.

Covenants

  We and our subsidiaries are subject to various restrictive covenants under the facility, including among others, limitations on:

     .    incurring additional indebtedness;
     .    creating encumbrances;
     .    making loans and guarantees;
     .    disposing of assets; and
     .    making investments.

The facility also places limits on our use of proceeds of an initial public offering, including this offering, further equity investments and high yield debt issuances. The facility provides that any such proceeds be held as cash equivalent investments or used to develop our telecommunications business in France and Germany.

Mandatory prepayments

     We may prepay advances under the term loan facility and revolving loan facility upon giving prior notice to the banks, subject to a minimum prepayment amount of 5 million. Upon a change of control, we are obligated to repay the term loans and revolving loans. We are required to apply certain cash flows in excess of amounts calculated annually in accordance with the terms of the facility and, under certain conditions, apply amounts received upon the disposal of assets and the proceeds of any insurance claims to the prepayment of the loans.

Events of default

     The facility can be terminated, and repayment required upon the occurrence of an event of default, including, but not limited to, the following:

     .    we fail to pay principal, interest or any other amount payable when due;
     . we have made incorrect representations or warranties in connection with the facility;
     .    we breach a covenant under the facility;
     . we undergo certain insolvency and bankruptcy proceedings, or any other similar proceeding;
     .    we default under material court or arbitration judgment;
     .    we trigger a cross-default in payment of other indebtedness;
     .    the obligations under the security documents are unenforceable;
     . we and our subsidiaries cease to operate our telecommunications business;
     . we amend or breach material contracts or licenses under certain conditions; or
     . any event or circumstance occurs that would constitute a material adverse change in our financial condition or business, or our ability to perform our payment and other obligations under the senior credit facility.

     We cannot assure you that we will be successful in meeting subsequent drawdown conditions. Our inability to draw on the facility could cause us to suffer a funding shortfall that would prevent us from deploying our networks in our markets in France and Germany and that could materially adversely affect our business and prospects.

Appointment of Additional Managing Directors

     Effective January 14, 2000, three additional managing directors were appointed to the Board of Management of CompleTel Europe N.V. The additional managing directors include James E. Dovey, Lawrence F. DeGeorge and Paul J. Finnegan.